December 7, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Babette Cooper Patrick Costello Wilson Lee Pamela Long

Re	Douglas Elliman Inc. Registration Statement on Form 10 Filed November 10, 2021 File No. 377-05407

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 1, 2021, regarding the Registration Statement on Form 10 of Douglas Elliman Inc. (the “Company”) filed by the Company on November 10, 2021. The Company’s response to the comment letter follows.

Registration Statement on Form 10 filed November 10, 2021

General

1.

We note your response to our prior comment 3, as it relates to whether there is an investment decision made by the Vector equity award holders. Please provide us with a more detailed analysis of whether the distribution constitutes a “sale” under Securities Act Section 2(a)(3), including whether the distribution is being made on a pro rata basis, given that shares will be distributed to persons other than Vector shareholders. Specifically address whether the Vector shareholders will give value in connection with the distribution, since they will hold a proportionately smaller equity interest in Douglas Elliman than they held in Vector. Alternatively, amend your Distribution Agreement and the filing to remove the distribution to persons other than holders of outstanding Vector stock, or register the transaction under the Securities Act.

Company Response:

The Company has considered the Staff’s comment as it relates to whether the distribution constitutes a “sale” under Section 2(a)(3) of the Securities Act of 1933. The Company has determined to register the Distribution (including the distribution to Vector equity award holders) under the Securities Act of 1933 and has today filed a registration statement on Form S-1 for that purpose.

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Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP
John Gordon, Deloitte & Touche LLP